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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OHANESIAN / LECOURS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 SOUTH MAIN STREET - STE 104
(No. and Street)

WEST HARTFORD	CT	06110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM NICHOLSON 860-521-4751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

1500 MAIN STREET - STE 1500	SPRINGFIELD	MA	01115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 3/2/13

WOLF
& COMPANY, P.C.

Ohanesian/Lecours, Inc.

Financial Statements

December 31, 2012

OATH OR AFFIRMATION

I, Richard Ohanesian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohanesian / Lecours, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ERIKA J. LEBARON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF & COMPANY, P.C.

Independent Auditors' Report

To the Board of Directors of Ohanesian/Lecours, Inc:

We have audited the accompanying financial statements of Ohanesian/Lecours, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Ohanesian/Lecours, Inc. as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Wolf + Company, P.C.

Springfield, Massachusetts
February 14, 2013

Ohanesian/Lecours, Inc.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$ 219,400
Accounts receivable	189,012
Prepaid expense and other assets	62,613
Furniture and fixtures (net of accumulated depreciation of $95,534)	39,451
Website development costs (net of accumulated amortization of $7,721)	15,279
	$ 525,755

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 95,639
Accrued commissions	155,493
Accrued payroll expenses	39,512
Accrued income taxes	9,597
Other liabilities	1,350
Total liabilities	301,591
Stockholders' equity:	
Common stock, no par; 5,000 shares authorized, 560 shares issued and outstanding	1,000
Additional paid-in capital	138,675
Retained earnings	644,104
Treasury stock, at cost (440 shares)	(559,615)
Total stockholders' equity	224,164
	$ 525,755

The accompanying notes are an integral part of the financial statements.

Ohanesian/Lecours, Inc.

Notes to Financial Statements

Year Ended December 31, 2012

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Organization

Ohanesian/Lecours, Inc. (the "Company") was incorporated in Connecticut in 1988. The Company is a registered broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act") and is licensed to sell securities in Alabama, Arizona, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, South Dakota, Texas, Vermont, Virginia, Washington and West Virginia. The Company is also registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") as a Registered Investment Advisor providing investment supervisory services and advisory services.

Cash and Cash Equivalents

Cash and cash equivalents include cash and an interest-bearing savings account.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management determines the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2012.

Furniture and Fixtures

Furniture and fixtures are carried at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

Website Development Costs

Capitalized web site development costs are carried at cost less accumulated amortization. Amortization is charged to operations over a period of three years.

SIGNIFICANT ACCOUNTING POLICIES (concluded)

Off Balance Sheet Risk

During the year ended December 31, 2012, the Company had amounts in excess of $100,000 in a brokerage account. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $100,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors the clearing firm regularly, along with their balances, and seeks to keep this potential risk to a minimum.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2012, the Company met such requirements.

The Company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

3. LEASE COMMITMENTS

The Company has operating lease arrangements for office space and office equipment. A photocopier lease agreement will terminate in June 2014. The current office space lease agreement will terminate in February 2014. Other operating lease arrangements are on a month-to-month basis.

Future minimum lease payments are:

2013	$ 89,668
2014	15,765
	$ 105,433

4. EMPLOYEE BENEFIT PLAN

The Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees meeting minimum eligibility requirements as defined in the plan document. Eligible employees can contribute up to a maximum specified percentage of their compensation. The plan allows for a safe harbor matching contribution of 4% of the employee's compensation, up to the IRS limit. Additional discretionary contributions are also allowed.

5. INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance is established against deferred tax assets when, based upon the available evidence including historical and projected taxable income, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities based on the technical merits of the position. Unrecognized tax benefits represent the difference between the position taken and the benefit reflected in the financial statements. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. The Company does not have any uncertain tax positions at December 31, 2012 which require accrual or disclosure.

The Company files tax returns in numerous U.S. jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2009. The Company has not been notified of any returns being currently examined by taxing authorities.

6. COMMITMENTS AND CONTINGENCIES

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.